------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:September 30, 1998
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

       Houston         W.       Tennent
     ------------------------------------
         (Last)      (First)     (Middle)

       2821 Hillcrest Avenue
     ------------------------------------
                    (Street)

        Augusta      Georgia    30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land Properties, Inc. (MRYP)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     -------------------------------------------------

4.   Statement for Month/Year

        December 1998
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------


      Chief Executive Officer
     ------------------------------------------
7.   Individual or Joint/Group Filing
     (Check Applicable Line)

          X     Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------


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                            Table   I  -  Non-Derivative  Securities  Acquired,
Disposed of, or Beneficially Owned
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                              3.           4.
                              Transaction   Securities  Acquired  (A)  or Disposed
                              Code          of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
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Common Stock          12/7/98         P      --    10,000          A         $4.219     ---           D                 --
---------------------------------------------------------------------------------------------------------------------------------
Common Stock          12/9/98         P      --     5,000          A         $4.125     ---           D                 --
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Common Stock          12/11/98        P      --     2,000          A         $4.25      ---           D                 --
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Common Stock          12/16/98        P      --     8,000          A         $4.24      ---           D                 --
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Common Stock          12/17/98        P      --     5,000          A         $4.24      ---           D                 --
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Common Stock          12/18/98        P      --     6,200          A         $4.00      ---           D                 --
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Common Stock          12/21/98         P      --    2,700          A         $4.00      ---           D                 --
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Common Stock          12/22/98         P      --    1,100          A         $4.00      ---           D                 --
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Common Stock          12/22/98         P      --    3,700          A         $3.75      298,494       D                 --
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Reminder: Report on a separate line for each class of securities         Page 1
          beneficially owned directly or indirectly.                 SEC 1474
          (Print or Type Responses)
(7/96)

          If the form is filed by more than one reporting person see instruction 5(b)(v).

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned                     Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
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                                                           Date   Expira-
                                                           Exer-  tion
1.<F1>    2.<F2>     3.<F3>       Code    V     (A)    (D) cisable Date      Title   Shares 8.<F8>   9.<F9>   10.<F10> 11.<F11>
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     W. TENNENT HOUSTON                              January 8, 1999
    -------------------------------              --------------------
           W. Tennent Houston                             Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                      Page 2
Potential persons who are to respond to the collection of           SEC 1474
information contained in this form are not required to respond        (3/91)
unless the form displays a currently valid OMB Number.